UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-33621

ALEXCO RESOURCE CORP.
(Translation of registrant's name into English)

Suite 1225, Two Bentall Centre

555 Burrard Street, Box 216

Vancouver, BC V7X 1M9 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F           ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 through 99.3 to this Form 6-K of Alexco Resource Corp. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-227024) of the Company, as amended or supplemented.

SUBMITTED HEREWITH

Exhibits

99.1*	Condensed Consolidated Interim Financial Statements for the period ended Mach 31, 2019
99.2*	Management Discussion and Analysis for the period ended March 31, 2019
99.3**	Information Circular

* - Incorporated by reference to Exhibits 99.1 and 99.2 of the Company’s Form 6-K as furnished to the Commission on May 9, 2019.

** - Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K as furnished to the Commission on May 2, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alexco Resource Corp.
(Registrant)

Date: June 3, 2019	By:	/s/ Mike Clark
Mike Clark
	Title:	Chief Financial Officer